SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-1429592
CUSIP NUMBER: 37949F102

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K   ☐Form 11-K    ☐ Form 20-F   ☐ Form 10-Q    ☐ Form N-SAR

               For Period Ended: December 31, 2008

     ☐  Transition Report on Form 10-K

     ☐  Transition Report on Form 20-F

     ☐  Transition Report on Form 11-K

     ☐  Transition Report on Form 10-Q

     ☐  Transition Report on Form N-SAR

          For the Transition Period Ended: N/A

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Global Risk Management & Investigative Solutions

Full Name of Registrant

N/A

 Former Name if Applicable

3950 East Patrick Lane, Suite 101

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89120

 City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated withouth unreasonable effort or expense;

x	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Registrant is unable to file its annual report on Form 10-K within the prescribed time period because the Registrant is awaiting final compilation and audit of its financial statements from its independent auditor for the year ended December 31, 2008. The Registrant currently expects to file its annual report on Form 10-K for the year ended December 31, 2008 on or before the fifteenth calendar day following the prescribed due date for the filing of the Registrant’s Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle Edwards	(702)	798-0200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject reportportion thereof?

☐ Yes	☒ No

The Registrant expects to report approximately $120,587 of revenues for the year ended December 31, 2008, compared to revenues of $4,355 for the period from May 2, 2007 (inception) through December 31, 2007. The Registrant also expects to report a net loss for the year ended December 31, 2008 of approximately $211,412, as compared to a net loss for the period from May 2, 2007 (inception) through December 31, 2007 of $35,160. Fiscal 2008 was the first full fiscal year for the Registrant’s operations. As such, the Registrant’s results of operations for the year ended December 31, 2008 are not comparable to the period ended December 31, 2007.

Global Risk Management & Investigative Solutions

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: March 31, 2009	By:	/s/ Kyle Edwards
Kyle Edwards
Chief Executive Officer

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).